CONFIDENTIAL

AUOR CAPITAL

POWERED BY KAEDING

PRIVATE PLACEMENT MEMORANDUM

FOXTAIL

HOLLOW

BLAINE, MINNESOTA

DATE OF MEMORANDIUM:

JANUARY 22ND, 2024

INVESTING IN FOXTAIL HALLOW INVOLVED A HIGH DEGREE OF RISK. BEFORE INVESTING YOU SHOULD REVIEW THE ENTIRE PRIVATE PLACEMENT MEMORANDUM, INCLUDING THE “RISK FACTORS” BEGINNING ON PAGE X

ABOUT KAEDING

THE POWER BEHIND AUOR CAPITAL

What started as a small set of apartment buildings in 1974, Kaeding Development Group has evolved into a cornerstone of urban transformation. Today, we stand at the forefront of large-scale commercial development projects, dedicated to reshaping city cores with structures that blend form and function.

We pride ourselves on our comprehensive approach: initiating with insightful site selection, navigating through the intricacies of construction, and concluding with full-scale property and hospitality management.

In every endeavor, we reaffirm our commitment to not just meet but exceed expectations, we have delivered every development on time and on budget.

Join us as we continue to champion the enrichment of our cities one development at a time, continuing to craft the skylines of tomorrow, while staying grounded in the community spirit that has been the blueprint of our success for over 40 years.

98% Reinvestment Rate

Kaeding Development Group has a 40+ year track record of trust and exempilary reinvestment rate with their investor partners.

$328M in Ground

Current Projects Include:

•	Foxtail Hollow

•	178-key adaptive reuse

•	120-key Hotel, recently delivered

•	Redevelopment of a commercial building to a 178-Unit Class A Multifamily Tower in St. Paul

•	235 and

•	261-Unit Multifamily Residences in Milwaukee and the MN River Bluffs

Over 40 Year’s

The Kaeding Group has a long rich history in real estate development. With a history of successful projects and a strong commitment to excellence.

FOXTAIL HOLLOW

2.03X projected equity multiple	$10K Minimum Investment (unacredited accepted)	$231 Cost per Rentable Square Foot

OFFERING OVERVIEW

TOTAL PROJECT COST	$33,500,000

REMAINING TO FUND:	$3,750,000

LOAN PROCEEDS:	$21,000,000

MINIMUM INVESTMENT:	$10,000

IRR:	2.03x

HOLD TIME:	36 month projected

PROJECT HIGHLIGHTS

PROPERTY:	Foxtail Hallow

ADRESS	2444-A 120 th Circle NE

CITY, STATE	Blaine, MN

COUNTY	Anoka

UNITS:	76

RESIDENTAIL RSF:	142.238

MANAGEMENT:	BADER (formerly Steven Scott)

AVERAGE UNIT SIZE:	1885, square feet

SITE SIZE:	8.014 Acres

PARKING:	Garage, Driveway, Guest Parking

CONSTRUCTION START	Started 2023 w/ first 10 units delivered in April 24 w/ 6 units delivered monthly thereafter

COMPLETION:	October 2024

DEVELOPER:	Kaeding Development Group and Ron Clark Construction & Design

GC:	RT Residential Inc

OPEN TO BOTH ACCREDITED AND NON ACCREDITED INVESTORS

WHY INVEST NOW?

Investing in real estate now presents a unique opportunity!

Despite concerns like high interest rates, there is a record $6 trillion in investment funds waiting to enter the market as global monetary policies stabilize and new construction starts. This potential surge in demand coincides with a sharp decline in new property deliveries, setting the stage for increased asset values and rental income.

Real estate also offers stability and diversification, historically serving as a reliable asset class for wealth preservation. By navigating market dynamics carefully, investors can capitalize on the impending resurgence in real estate investment activity.

Powered by Kaeding

Developing and managing real estate for over 4 decades with a consistent record of delivering projects on time, on budget. Kaeding currently has $328MM in-the-ground or recently delivered.

Property Managment

PWith over 60 years of management experience and nearly 10,000 units currently under management, BADER (formerly Steven Scott) is one of the most respected property managers in the Minneapolis Metro

Location

Blaine is the fasted growing suburb in Minnesota. Positioned to lease up quickly due to the fact that there is a lack of town house style modern rentals within the area and 900,000 workers are based within a 15-30 minute drive.

98% Reinvestment Rate

aeding boasts a 98% re-investment rate amongst its investors over the past 50 years. Meaning that nearly every investor who has any experience with Kaeding invests in at least a 2 nd deal, with many investing over and over again.

Open to Non Acredited

Unlike your bank’s wealth management office, we want to build a community around investors like you. Those who want to feel the pride associated with real estate ownership, but those who have not yet acquired millions in the bank. We want you!

BREAKING THE BARRIER TO ENTRY

Auor Capital uniquely opens offerings for both accredited & non-accredited seeking to participate. We strive to remove a notion that you have to be a millionaire to qualify for commercial real estate returns. We’re breaking down the barriers so you can start your investment journey.

ACCESSIBLE ENTRY: Minimum investment set at $10,000, significantly lower than the typical accredited offering threshold.

OPEN TO ALL: No requirement to be an Accredited Investor, opening doors for a broader investor base.

WHAT TYPE OF INVESTOR AM I?

 YOU ARE

 ACCREDITED IF:

1.	Annual income above $200,000

2.	Combined annual income above

   $300,000 with a spouse

3.	Net worth above $1 million excluding the value of the one’s primary residence.

4.	If the investment is made on behalf of a business, all equity owners of a business with assets of more than $5 million.

YOU ARE

NON ACCREDITED IF:

   1. Annual income less $200,000

  2. Combined annual income less than

     $300,000 with a spouse

WE ACCEPT BOTH!

AUOR CAPITAL

INVESTS IN YOU.

We’re Engaged!

We’re dedicated to investing in our relationship with you. Reach out anytime for updates on your investment and project progress.

Exclusive Insights

See your investment! Join our monthly site tours for a firsthand look at your investment in action.

Investor Portal

24/7 access to all necessary legal and investment documentation. In addition, explore potential opportunities to grow with us.

Educational Initiatives

Benefit from our monthly educational sessions that cover a wide range of topics, including real estate trends, market analysis, investment terminology, and more. We empower you with the knowledge to navigate the investment landscape confidently.

Regular Returns

Enjoy quarterly distributions directly to your account, subject to project performance upon project completion

LOCATION

HIGHLIGHTS

15-20 MIN

downtown Minneapolis & St. Paul

QUICK ACCESS

near several major highways including

Hwy 65 & 35W

DAILY CONVENIENCE

< 5 minute drive to major grocers, home stores, chain & local restaurants

FOXTAIL HOLLOW

A 76-UNIT MULTI FAMILY WALK-UP LUXURY TOWNHOME DEVELOPMENT IN BLAINE, MINNESOTA.

THE FASTEST GROWING SUBURB IN MINNESOTA.

Foxtail Hollow, a newly formed Minnesota LLC, is the entity which owns the real estate development. Auor Capital Fund V, which is powered by Kaeding Development Group, holds a 25.92% ownership stake in Foxtail Hollow LLC.

Located in Blaine, MN, adjacent to the esteemed Lakes residential community, Foxtail Hollow is a premium townhome rental project featuring 76 units. This project is nestled next to the TPC Twin Cities Golf Club, renowned for hosting the 3M Open, and is designed to blend seamlessly with The Lakes’ existing amenities, including trails, parks, green spaces, and water-based activities. The Lakes is celebrated for its diverse array of single-family homes and townhomes that are owner-occupied.

The development is a collaborative effort, with Ron Clark Construction & Design and Kaeding Development leading as project sponsors. RT Residential has taken on the role of the primary contractor, while Bader Management, previously known as Steven-Scott Management, is tasked with leasing and management responsibilities.

The construction of Foxtail Hollow kicked off in 2023 and is set to follow a phased completion strategy starting in April 2024. The initial phase will see the unveiling of the first 16 townhomes, with a subsequent rollout of 10 units each month, along with the common area amenities, aiming for full completion by October 2024.

The townhomes at Foxtail Hollow will offer a diverse range of living options, including 2BR, 3BR, and 4BR units across both 2-story and 3-story designs. A notable feature of each townhome is the inclusion of an attached 2-car garage, enhancing the convenience and desirability of the development.

THE PROPERTY

MARKET ANALYSIS:

•	High Demand: Short supply of modern rental townhouse-style properties in the area

•	Population Growth: A notable growth rate of 1,300 people annually

•	Housing Shortage: Current housing availability does not meet the increasing demand

AMENITIES:

Playground - Dog Park - Outdoor Pool Community

   Gazebo - Grills & Outdoor Dining

  Outdoor Firepits - Walking Trails on the

Lakes Trail system with access to a Public Beach

OVERVIEW:

•	Size: 8.014 Acres

•	Unit Mix: Diverse range of 2BR, 3BR & 4BR units

•	Layouts: 2-story and 3-story configuration

Foxtail Hollow is a thoughtfully designed site plan emphasizing convenience and accessibility, featuring a range of amenities that are either a short walk or a brief drive of under five minutes from prominent grocery stores, retail outlets, and a mix of chain and local dining options. Foxtail Hollow’s community is designed to foster a pedestrian-friendly atmosphere, complete with an extensive network of trails, abundant greenery, and communal facilities for the enjoyment of its residents. Additionally, the site offers easy access to the scenic trails, parks, and public beaches of The Lakes. Essential services and shopping needs are met with a variety of supermarkets, big-box retailers, and eateries located within a five-minute drive, particularly along the MN-65 corridor to the west.

PROPERTY AERIAL

BLAINE, MINNESOTA

Foxtail Hollow is advantageously located along Radisson Road, a key north-south thoroughfare in the heart of Blaine, MN, ensuring the project enjoys excellent visibility and easy access. This prime position on the western edge of “The Lakes” of Blaine, one of the most extensive master-planned communities in the upper Midwest, underscores its potential for a thriving rental housing venture.

The surrounding employment market is strong, providing straightforward connectivity to significant employment centers in the northern metropolitan area. A drive of just 30 minutes opens up access to nearly 900,000 employees, representing more than half of the metropolitan area’s total workforce. Key employment hubs within a 15 to 30-minute commute include Mercy Hospital, Unity Hospital, the Medtronic Corporate Headquarters in Mounds View and Fridley, and the Target North Campus in Brooklyn Park.

FINANCES

INVESTMENT OVERVEIW

FOXTAIL HOLLOW

TOTAL DEVELOPMENT COST	$35,465,000

Number of Units	76

Construction Loan Amount	$21,000,000

OPERATING ASSUMPTIONS

Rental Growth	3%

General Vacancy/Credit Loss	5%

Operating Expense Growth	3%

Property Management Fee (% of Effective Gross Income)	3%

NOI (Net Operating Income)	$2,240,692

CONSTRUCTION LOAN

Loan Amount	$21,000,000

Loan to Value	62%

Interest Rate (30 day SOFR + 250 BPS)	7.82%

Yield to Cost	6.78%

Interest Only	Yes

DEVELOPMENT

COSTS

Description	Budget	Per Unit
Architect, Engineering & Entitlements	207,000	2,723.68
Environmental Plan & Monitoring	25,000	328.95
ALTA Survey	12,000	157.89
Financing Issuance Fees	120,000	1,578.95
Inspecting Architect	30,000	394.74
Lender’s Legal	45,000	592.11
Developer’s Legal, Opinions & Professional Fees	215,000	2,828.95
Appraisal & Market Study	22,500	296.05
Interest Reserve	3,320,000	43,684.21
SAC-WAC, Sewer Trunk, Park Dedication	429,601	5,652.64
Title Ins. & Disb. Fee & Mort. Reg. (.35%)	110,000	1,447.37
Interim Property Taxes (1.5 yrs)	150,000	1,973.68
Realtor Commission	445,000	5,855.26
Insurance	200,000	2,631.58
Development/Accounting/Interior Design Fee	1,400,000	18,421.05
Pre-Development Carry Costs	250,000	3,289.47

Total Development Costs	6,981,101	91,856.59

Land & Site Improvements	5,675,000	74,671.05
General Construction	20,900,000	275,000.00
Construction Administration	245,000	3,223.68

Total Construction	21,145,000	278,223.68

Opening Operations	304,000	4,000.00
Preopening Adv. & Brochure	152,000	2,000.00
Signage	75,000	986.84
Playground	177,500	2,335.53

TOTAL F F & E	708,500	9,322.37

		0.00
CONTINGENCY	955,399	12,571.04

TOTAL PROJECT COST	35,465,000	466,644.74

	Funding	Per Unit
Sponsors Investment	2,250,000	29,605.26
Auor Capital Investment	3,750,000	49,342.11
AVP Investment	8,465,000	111,381.58
1st Mortgage Financing	21,000,000	276,315.79
Total Project Funding	35,465,000	466,644.74

6 YEAR

PROFORMA

Year:	Y2		Y3		Y4		Y5		Y6
Gross Rents		$1,546,753		$2,921,799		$3,137,696		$3,231,827		$3,328,782
Other		$43,210		$77,688		$80,019		$82,419		$84,892
Gross Potential Income		$1,589,963		$2,999,487		$3,217,715		$3,314,246		$3,413,674
Economic Vacancy	-$	79,498	-$	149,974	-$	160,886	-$	165,712	-$	170,684
Effective Gross Income		$1,510,465		$2,849,513		$3,056,829		$3,148,534		$3,242,990

Department Expenses:	Y2		Y3		Y4		Y5		Y6
Repairs & Maintenance		$72,960		$121,600		$125,248		$129,005		$132,876
Payroll & Admin		$121,600		$121,600		$125,248		$129,005		$132,876
Marketing & Advertising		$15,200		$15,200		$15,656		$16,126		$16,609
Utilities		$8,360		$19,000		$19,570		$20,157		$20,762
Property Taxes		$99,966		$190,000		$380,000		$391,400		$403,142
Mgmt. Fee		$45,314		$85,485		$91,705		$94,456		$97,290
Insurance		$23,750		$57,000		$58,710		$60,471		$62,285
Total		$387,150		$609,885		$816,137		$840,621		$865,840

Net Operating Income		$1,123,315		$2,239,628		$2,240,692		$2,307,913		$2,377,150

RESIDENT

UNIT MIX

Type	Subject Market Rent	Average Sq Ft	PSF	# of Type	% of Unit Type	Gross Rent
Middle 2-Story 2BR	$2,795	1,655	$1.69	24	32%	$67,080
Middle 2-Story 3BR	$3,050	1,858	$1.64	4	5%	$12,200
End 2-Story 3BR	$3,195	1,858	$1.72	14	18%	$44,730
Middle 3-Story 3BR	$3,230	2,061	$1.57	15	20%	$48,450
End 3-Story 3BR	$3,435	2,061	$1.67	10	13%	$34,350
Middle 3-Story 4BR	$3,675	2,061	$1.78	9	12%	$33,075

Total	$3,156	143,238	$1.67	76	100%	$239,885

DISPOSITION SENSITIVY ANALYSIS

Based on a $10k Investment w/Sale in Y3

Disposition CAP Rate

NOI	-50 bps	-25 bps	Base 5.25%	+25 bps	+50 bps
-10%	$20,000	$16,500	$13,400	$10,600	$8,000
-5%	$23,800	$20,200	$16,900	$13,900	$11,200
Proforma NOI	$27,600	$23,800	$20,300	$17,200	$14,300
+5%	$31,400	$27,400	$23,800	$20,500	$17,500
+10%	$35,200	$31,000	$27,200	$23,800	$20,600

*	Underwritten scenario at the center, with less likely outcomes resulting as you move further from center

BREAKING THE BARRIER TO ENTRY

Auor Capital uniquely opens offerings for both accredited & non-accredited seeking to participate. We strive to remove a notion that you have to be a millionaire to qualify for commercial real estate returns. We’re breaking down the barriers to starting your realestate investment journey.

Accessible Entry: Minimum investment set at $10,000, significantly lower than the typical accredited offering threshold.

Open to All: No requirement to be an Accredited Investor, opening doors for a broader investor base.

HOW DO I QUALIFY?

According to the current SEC rules, there are four standards for individuals to be considered accredited:

1. Having an annual income above $200,000

2. Having a combined annual income above $300,000 with a spouse; or

3. Having a net worth above $1 million excluding the value of the one’s primary residence.

4. If the investment is made on behalf of a business, all the equity owners of a business with assets of more than $5 million.

If you do not hit one of the above, you can still invest as a Non-Accredited Investor, the requirements and current SEC guidelines allow an individual to invest up to 10% of their net worth or annual income per offering, whichever is greater.